UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)   *

MHI Hospitality Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
55302L102
(Cusip Number)
Brian O’Reilly c/o Richmond Hill Investment Co., LP 375 Hudson Street, 12th Floor New York, New York 10014 (212) 620-5900
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
July 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 8 Pages

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richmond Hill Capital Partners, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**          The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 152,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 152,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richmond Hill Advisors, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**          The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 152,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 152,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richmond Hill Investment Co., LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**              The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 152,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 152,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richmond Hill Capital Management, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**          The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 152,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 152,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ryan P. Taylor
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**          The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 152,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 152,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

 This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on April 28, 2011 (together with all prior and current amendments thereto, this “Schedule 13D”).

Preliminary Note:  The Reporting Persons (as defined below) are filing this Schedule 13D with respect to the Common Stock, par value $0.01 per share (the “Shares”), of MHI Hospitality Corporation (the “Company”).  As of the date hereof, the Reporting Persons own, in aggregate, (i) warrants to purchase 152,000 Shares (the “Warrants”), which Warrants are currently exercisable, and (ii) 2,000 shares of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company.

The Reporting Persons are filing this Schedule 13D to report their respective beneficial ownership of Shares through the ownership of Warrants.  All numbers and percentages contained in this Schedule 13D represent beneficial ownership of Shares (through the Warrants owned by the Reporting Persons as of the date hereof), unless stated otherwise.  All percentages were calculated based on the 9,586,786 Shares outstanding as of May 4, 2011 (as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2011), plus the additional Shares that would be issued if the applicable Reporting Person exercised all of the Warrants it owns as of the date hereof.  The percentages do not assume the exercise of Warrants held by any other persons.

   Item 4.  Purpose Of  The Transaction

Item 4 is supplemented to report the following:

Board Member

Pursuant to the Articles Supplementary (as defined in the prior Schedule 13D), on May 25, 2011, Ryan P. Taylor, the Individual Reporting Person (as defined in the prior Schedule 13D), was appointed to the Company’s board of directors as the director designated by the holders of the Preferred Stock.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 12, 2011                         RICHMOND HILL CAPITAL PARTNERS, LP

By:        Richmond Hill Investment Co., LP,
                                                                              its Investment Manager

By: /s/ Ryan P. Taylor
Name:  Ryan P. Taylor
Title:    Authorized Signatory

RICHMOND HILL ADVISORS, LLC

By: /s/ Ryan P. Taylor
Name:  Ryan P. Taylor
Title:    Member

RICHMOND HILL INVESTMENT CO., LP

By: /s/ Ryan P. Taylor
Name:  Ryan P. Taylor
Title:    Authorized Signatory

RICHMOND HILL CAPITAL MANAGEMENT, LLC

By: /s/ Ryan P. Taylor
Name:  Ryan P. Taylor
Title:    Member

/s/ Ryan P. Taylor
Ryan P. Taylor